FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  September 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA AND LILLY ANNOUNCE ALLIANCE TO DEVELOP AND COMMERCIALISE BACE INHIBITOR AZD3293 FOR ALZHEIMER'S DISEASE

AstraZeneca and Eli Lilly and Company (Lilly) today announced an agreement to jointly develop and commercialise AZD3293, an oral beta secretase cleaving enzyme (BACE) inhibitor currently in development as a potential treatment for Alzheimer's disease.

The progression of Alzheimer's disease is characterised by the accumulation of amyloid plaque in the brain, which is comprised of peptides called amyloid beta. BACE is an enzyme associated with the development of amyloid beta. Inhibiting BACE is expected to prevent the formation of amyloid plaque and eventually slow the progression of the disease. AZD3293 is an oral, potent and selective small molecule inhibitor of BACE that has been shown in Phase I studies to significantly and dose-dependently reduce levels of amyloid beta in the cerebro-spinal fluid of Alzheimer's patients and healthy volunteers. AstraZeneca announced earlier in 2014 its plan to move AZD3293 into registration trials.

Under the terms of the agreement, Lilly will pay AstraZeneca up to $500 million in development and regulatory milestone payments. AstraZeneca expects to receive the first milestone payment of $50 million in the first half of 2015. The companies will share all future costs equally for the development and commercialisation of AZD3293, as well as net global revenues post-launch.

AstraZeneca and Lilly aim to progress AZD3293 rapidly into a Phase II/III clinical trial in patients with early Alzheimer's disease. Lilly will lead clinical development, working with researchers from AstraZeneca's Innovative Medicines Unit for neuroscience, while AstraZeneca will be responsible for manufacturing. The companies will take joint responsibility for commercialisation of AZD3293.

Mene Pangalos, Executive Vice President, Innovative Medicines & Early Development at AstraZeneca, said: "Alzheimer's disease is one of the biggest challenges facing medical science today and BACE inhibitors have the potential to target one of the key drivers of disease progression. We are looking forward to working with Lilly, an organisation with a long term commitment to and expertise in treating Alzheimer's disease. We believe that, by combining the scientific expertise from our two organisations and by sharing the risks and cost of late stage development, we will be able to accelerate the advancement of AZD3293 and progress a promising new approach to support the treatment of Alzheimer's patients around the world.

"What's more, this alliance will enable AstraZeneca to further sharpen our strategic focus on core therapeutic areas, while leveraging external collaborations to maximise the potential of the strong science we have in our growing pipeline."

"Lilly has been committed to research in Alzheimer's disease for more than 25 years, and we're dedicated to developing new medicines that can change and modify the course of this devastating disease," said David Ricks, Lilly Senior Vice President and President, Lilly Bio-Medicines. "Lilly's pipeline of potential medicines and diagnostic agents targeting the known hallmarks of the disease has been bolstered today by this alliance with AstraZeneca, which shares our passion to bring new medicines to patients suffering from this debilitating illness. This alliance moves us one step closer to achieving our goal of making Alzheimer's dementia preventable by 2025."

The agreement is subject to customary terms and conditions. It will have no impact on AstraZeneca's 2014 Core Earnings per Share.

About AZD3293
AZD3293 is an oral, potent and selective small molecule inhibitor of BACE that has been shown in Phase I studies to significantly and dose-dependently reduce levels of amyloid beta in the cerebro-spinal fluid of Alzheimer's patients and healthy volunteers.

About Alzheimer's disease
Alzheimer's disease is a fatal illness that causes progressive decline in memory and other aspects of cognition. It is the most common form of dementia, accounting for 60 to 80 percent of dementia cases. According to the Alzheimer's Association, there are currently an estimated 44 million people living with dementia worldwide. The number of people affected by dementia is expected to be more than 75 million in 2030 and 135 million in 2050.

About Eli Lilly and Company
Lilly is a global healthcare leader that unites caring with discovery to make life better for people around the world. We were founded more than a century ago by a man committed to creating high-quality medicines that meet real needs, and today we remain true to that mission in all our work. Across the globe, Lilly employees work to discover and bring life-changing medicines to those who need them, improve the understanding and management of disease, and give back to communities through philanthropy and volunteerism. To learn more about Lilly, please visit us at www.lilly.com and http://newsroom.lilly.com/social-channels.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                                   +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                                 +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                                 +44 20 7604 8034 (UK/Global)
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Michele Meixell                                   +1 302 885 6351 (US)

Investor Enquiries
Karl Hård                                               +44 20 7604 8123      mob: +44 7789 654364
Jens Lindberg mob:                                                                             +44 7557 319729
Anthony Brown                                   +44 20 7604 8067          mob: +44 7585 404943
Eugenia Litz                                           +44 20 7604 8233          mob: +44 7884 735627

16 September 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 16 September 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary